

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2014

Via E-mail
Mr. Gil Kotler
Chief Financial Officer
Gazit-Globe Ltd.
1 Hasalom Rd.
Tel-Aviv 67892, Israel

>   **Re: Gazit-Globe Ltd.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2013**
>   **Filed April 16, 2013**
>   **File No. 001-35378**

Dear Mr. Kotler:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4. Information on the Company, page 26

Our Competitive Strengths, page 28

1.   We note your response to comment 1 of our letter dated May 30, 2014. Please tell us whether management considers same property NOI to be a key performance indicator. To the extent management considers same property NOI to be a key performance indicator, please continue to include such disclosure and discuss the relative impact of occupancy and rent rate changes in future Exchange Act periodic filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551- with any other questions.

Sincerely,

/s/ Angela McHale

Angela McHale
Senior Counsel